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CUSIP No. 849163209                     13G                    Page 1 of 9 Pages
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G
                                 (Rule 13d-102)

   Information to be Included in Statements Filed Pursuant to Rules 13d-1(b),
       (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2(b)

                                (Amendment No. )*


                               Sport Chalet, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 Class A Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    849163209
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 August 21, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|    Rule 13d-1(b)

|X|    Rule 13d-1(c)

|_|    Rule 13d-1(d)
__________________

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 849163209                     13G                    Page 2 of 9 Pages
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================================================================================
    1       NAMES OF REPORTING PERSONS
            Silver Point Capital, L.P.
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

            22-3849636
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) |_|
                                                             (b) |_|
--------------------------------------------------------------------------------
    3       SEC USE ONLY


--------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
--------------------------------------------------------------------------------

              NUMBER OF
               SHARES                     5     SOLE VOTING POWER
            BENEFICIALLY
              OWNED BY                              617,143 (See Item 4)
                EACH                  ------------------------------------------
              REPORTING                   6     SHARED VOTING POWER
               PERSON
                WITH                                 -0-
                                      ------------------------------------------
                                          7     SOLE DISPOSITIVE POWER

                                                    617,143 (See Item 4)
                                      ------------------------------------------
                                          8     SHARED DISPOSITIVE POWER

                                                    -0-
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              617,143 (See Item 4)
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                     5.0%(1)
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

                                       OO
--------------------------------------------------------------------------------

--------
*     SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) The percentages used herein and in the rest of this Schedule 13G are calculated based upon 12,334,820 shares of Class A Common Stock outstanding, as reflected in the Company's quarterly report filed on Form 10-Q on August 3, 2007.

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CUSIP No. 849163209                     13G                   Page 3 of 9 Pages
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================================================================================

    1       NAMES OF REPORTING PERSONS
            Edward A. Mule
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) |_|
                                                                     (b) |_|
--------------------------------------------------------------------------------
    3       SEC USE ONLY


--------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

                                          United States
--------------------------------------------------------------------------------
                                            5     SOLE VOTING POWER
              NUMBER OF
               SHARES                            -0-
            BENEFICIALLY                ----------------------------------------
              OWNED BY                      6     SHARED VOTING POWER
                EACH
              REPORTING                          617,143 (See Item 4)
               PERSON                   ----------------------------------------
                WITH                        7     SOLE DISPOSITIVE POWER

                                                 -0-
                                        ----------------------------------------
                                            8     SHARED DISPOSITIVE POWER

                                                 617,143 (See Item 4)
--------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              617,143 (See Item 4)
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                      5.0%
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON*

                                       IN
================================================================================

--------
*     SEE INSTRUCTIONS BEFORE FILLING OUT.

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CUSIP No. 849163209                     13G                   Page 4 of 9 Pages
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================================================================================

    1       NAMES OF REPORTING PERSONS
            Robert J. O'Shea
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) |_|
                                                                     (b) |_|
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

                                          United States
--------------------------------------------------------------------------------
                                            5     SOLE VOTING POWER
              NUMBER OF
               SHARES                            -0-
            BENEFICIALLY                ----------------------------------------
              OWNED BY                      6     SHARED VOTING POWER
                EACH
              REPORTING                          617,143 (See Item 4)
               PERSON                   ----------------------------------------
                WITH                        7     SOLE DISPOSITIVE POWER

                                                 -0-
                                        ----------------------------------------
                                            8     SHARED DISPOSITIVE POWER

                                                 617,143 (See Item 4)
--------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              617,143 (See Item 4)
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                      5.0%
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON*

                                       IN
================================================================================

--------
*     SEE INSTRUCTIONS BEFORE FILLING OUT.

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CUSIP No. 849163209                     13G                   Page 5 of 9 Pages
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Item 1(a)         Name of Issuer:

                  The name of the issuer is Sport Chalet, Inc..

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  The Company's principal executive office is located at One Sport Chalet Drive, La Canada, CA 91011.

Item 2(a)         Name of Person Filing:

                  This Schedule 13G is being jointly filed by Silver Point Capital, L.P., a Delaware limited partnership (the "Investment Manager"), Mr. Edward A. Mule and Robert J. O'Shea with respect to the ownership of the shares of Class A Common Stock by Silver Point Capital Fund, L.P. (the "Fund") and Silver Point Capital Offshore Fund, Ltd. (the "Offshore Fund")(2)

                  The Reporting Persons have entered into a Joint Filing Agreement, dated August 29, 2007, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b)         Address of Principal Business Office or, if none, Residence:

                  The address of the principal business office of each of the Reporting Persons is Two Greenwich Plaza, Greenwich, CT 06830

Item 2(c)         Citizenship:

                  Silver  Point   Capital,   L.P.  is  organized  as  a  limited
partnership under the laws of the State of Delaware. Both Mr. Mule and Mr. O'Shea are U.S. citizens.

Item 2(d)         Title of Class of Securities:

                  Class A Common Stock, par value $.01 per share.

Item 2(e)         CUSIP No.:

                  849163209

----------
(2) Silver Point Capital, L.P. is the investment manager of the Fund and the Offshore Fund and by virtue of such status may be deemed to be the beneficial owner of the shares of Class A Common Stock held by the Fund and the Offshore Fund. Silver Point Capital Management, LLC ("Management") is the general partner of Silver Point Capital, L.P. and as a result may be deemed to be the beneficial owner of the shares of such stock held by the Fund and the Offshore Fund. Each of Mr. Edward Mule and Mr. Robert O'Shea is a member of Management and has voting and investment power with respect to the shares of such stock held by the Fund and the Offshore Fund and may be deemed to be a beneficial owner of the shares of such stock held by the Fund and the Offshore Fund. Silver Point Capital, L.P., Management, and Messrs. Mule and O'Shea disclaim beneficial ownership of the shares of such stock held by the Fund and the Offshore Fund, except to the extent of any pecuniary interest, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.

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CUSIP No. 849163209                     13G                   Page 6 of 9 Pages
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Item 3      If this statement is filed pursuant to Rules 13d-1(b),  or 13d-2(b), check whether the person filing is a:

            Not Applicable.

Item 4      Ownership:


            A.    Silver Point Capital, L.P.

                  (a)   Amount beneficially owned: 617,143

                  (b)   Percent of class: 5.0%

                  (c)   Number of shares as to which such person has:


                          (i) Sole power to vote or direct the vote: 617,143


                         (ii) Shared power to vote or direct the vote: -0-


                        (iii) Sole power to  dispose or direct the  disposition:
                              617,143


                         (iv) Shared power to dispose or direct the disposition:
                              -0-


            B.    Edward A. Mule


                  (a)   Amount beneficially owned: 617,143

                  (b)   Percent of class: 5.0%

                  (c)   Number of shares as to which such person has:

                          (i) Sole power to vote or direct the vote: -0-

                         (ii) Shared power to vote or direct the vote: 617,143

                        (iii) Sole power to  dispose or direct the  disposition:
                              -0-

                         (iv) Shared power to dispose or direct the disposition:
                              617,143


            C.    Robert J. O'Shea


                  (a)   Amount beneficially owned: 617,143

                  (b)   Percent of class: 5.0%

                  (c)   Number of shares as to which such person has:

                          (i) Sole power to vote or direct the vote: 0

                         (ii) Shared power to vote or direct the vote: 617,143

                        (iii) Sole power to dispose or direct the disposition: 0

                         (iv) Shared power to dispose or direct the disposition:
                              617,143

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CUSIP No. 849163209                     13G                   Page 7 of 9 Pages
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Item 5         Ownership of Five Percent or Less of a Class:

               If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6         Ownership of More Than Five Percent on Behalf of Another Person:

               See response to Item 4.

Item 7         Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

               Not applicable.

Item 8         Identification and Classification of Members of the Group:

               Not applicable.

Item 9         Notice of Dissolution of Group:

               Not applicable.

Item 10        Certification:

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

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CUSIP No. 849163209                     13G                   Page 8 of 9 Pages
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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 29, 2007

                                        Silver Point Capital, L.P.


                                        By:    /s/ Frederick H. Fogel
                                               ----------------------

                                        Name:  Frederick H. Fogel
                                               ----------------------

                                        Its:   Authorized Signatory
                                               ----------------------

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CUSIP No. 849163209                     13G                   Page 9 of 9 Pages
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                                                                       Exhibit A

              AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G


The undersigned hereby agree as follows:

      (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

      (ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: August 29, 2007

                                        Silver Point Capital, L.P.


                                        By:    /s/ Frederick H. Fogel
                                               -----------------------

                                        Name:  Frederick H. Fogel
                                               -----------------------

                                        Its:   Authorized Signatory
                                               -----------------------



                                        /s/    Edward A. Mule
                                        ------------------------------
                                        Edward A. Mule, individually


                                        /s/    Robert J. O'Shea
                                        ------------------------------
                                        Robert J. O'Shea, individually